UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2004

Forum Energy Corporation

(formerly Tracer Petroleum Corporation)

c/o 2600, 255 5th Avenue SW Calgary Alberta T2P 3G6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F   [X]           Form 40-F   [   ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes   [   ]        No   [X]

Consolidated Financial Statements of

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)

(Unaudited)

As at and for the quarter ended March 31, 2004 and 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM ENERGY CORPORATION

By: /s/ David M. Thompson

David M. Thompson
Chief Financial Officer
June 1, 2004

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

Canadian Funds

As at March 31 and for the year ended December 31, 2003

	March 31	December 31
	2004	2003
ASSETS
Current assets
Cash	$50,759	$27,077
Accounts receivable	63,399	76,220
Prepaid expenses	14,116	22,927

	128,274	126,224

Property, plant and equipment [note 4]	9,082,448	8,982,789

	$9,210,722	$9,109,013

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities [note 7]	$414,465	$409,938
Short-Term Loans [note 7]	196,695	—

	611,160	409,938

Long-term debt [note 5]	6,977,832	6,881,989
Non-controlling interest	—	8,533

	6,977,833	6,890,522

	7,588,994	7,300,060

Shareholders’ Equity (Deficiency)
Share capital [note 6]	$7,347,913	$7,239,109
Contributed surplus	517,941	526,167
Deficit	(6,244,124)	(5,956,323)

	1,621,730	1,808,953

	$9,210,722	$9,109,013

Going concern [note 1]
Commitments and contingencies [note 9]
Subsequent events [note 12]

See Accompanying Notes to the Consolidated Financial Statements

ON BEHALF OF THE BOARD:

“David Robinson”	“David Thompson”

Director	Director

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Canadian Funds

	Three Months Ended March 31
	Unaudited
	2004	2003
EXPENSES
General and administration [note 7]	$134,963	$267,446
Depreciation	69,081	—
Accretion on long-term debt [note 5]	81,783	—
Interest expense (income)	949	—
Foreign exchange losses	9,558

	(296,334)	(267,446)
OTHER EXPENSES
Write down of investments [note 8]	—	(796)

	—	(267,242)
LOSS BEFORE NON-CONTROLLING INTEREST	(296,334)	(267,242)
Non-controlling interest	8,533	—

NET LOSS FOR THE QUARTER	(287,801)	(267,242)
Deficit, beginning of the year	5,956,323	4,600,193

Deficit, end of the quarter	$6,244,124	$4,868,435

Net loss per common share — Basic and diluted [note 6]	($0.01)	($0.03)

See Accompanying Notes to the Consolidated Financial Statements

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Funds

	Three Months Ended March 31
	Unaudited
	2004	2003
Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the Quarter	$(287,801)	$(268,242)
Non-cash items included in loss
Depreciation	69,081	796
Non-controlling interest	(8,533)	—
Options issued to non-employees	—	5,929
Stock issued for services	3,987
Accretion on long-term debt	81,783	—
Fair Value of ROC Oil warrants charged to interest expense	—	10,060
Exchange gain on ROC Oil loan and short-term loans	—	(31,039)

	(141,483)	(282,496)
Changes in working capital related to operating activities
Accounts receivable	12,821	(1,693)
Prepaid expenses	8,811	(1,074)
Accounts payable and accrued liabilities	4,927	251,416

	(114,924)	(33,847)

INVESTING ACTIVITIES
Additions to properties, plant and equipment, net	(168,741)	—
Proceeds on sale of investments [note 8]	—	27,776

	(168,741)	27,776

FINANCING ACTIVITIES
Short-term loans	196,695	—
Long-term debt	14,061	—
Issuance of share capital, net of costs [note 6]	96,591	—

	307,347	—

Net increase in cash	23,682	(6,071)
Cash – beginning of the year	27,077	24,376

Cash – end of the year	$50,759	$18,305

Interest paid	$949	$10,060

Taxes paid	$—	$—

See Accompanying Notes to the Consolidated Financial Statements

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

1.	GOING CONCERN

Forum Energy Corporation (the “Corporation”) is incorporated under the laws of Alberta and is engaged primarily in the business of exploration and development of oil and gas reserves and the pursuit of other energy related opportunities. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation’s control.

These consolidated financial statements have been prepared by management on the basis of accounting principles applicable to a going concern. Management believes the going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. The Corporation has experienced significant operating losses and cash outflows from operations in the quarters ended March 31, 2004 and 2003, has a $482,886 working capital deficiency at March 31, 2004 and has no producing properties. The Corporation’s ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

If the going concern assumption were not appropriate for these consolidated financial statements adjustments might be necessary to the carrying values of assets and liabilities and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates relate to determining the recoverability of the Corporation’s property, plant and equipment. While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial Statements and the notes thereto for the year ended December 31, 2003.

(a)	Basis of preparation

These financial statements include the accounts of the Corporation and its subsidiaries, Tracer Petroleum International (“TPI”); TEPCO Ltd. (“TEPCO”) and Forum Exploration Inc. (“FEI”).

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Properties, plant and equipment

The Corporation follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

The costs (including exploratory dry holes) in costs centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. To the extent there are costs, which are not likely to be recovered in the future, they are written-off.

The costs in cost centres from which there will be production will be depleted and depreciated on the unit of production method based on the estimated proved reserves after royalties. Oil and natural gas reserves and production will be converted into equivalent units based upon their estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are excluded from the depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

Oil and natural gas properties are subject to a ceiling test for each cost centre and in each reporting period to determine that the costs of each cost centre are recoverable and do not exceed their estimated future net revenues. Future net revenues are estimated based upon the production of proved reserves at period end prices plus the costs of unproved properties net of impairment allowances, future capital costs, administrative, financing, future removal and site restoration costs and income taxes. If the carrying value of the oil and natural gas properties exceed the estimated future net revenues, a write down is recorded.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized unless such a sale would alter the depletion rate by more than 20%.

Substantially all of the Corporation’s exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Corporation’s proportionate interest in such activities.

The Corporation’s drilling equipment and well logging equipment are recorded at cost upon acquisition and depreciated on a straight-line basis over five years.

The Corporation depreciates its office furniture and fixtures, and transportation equipment at the rate of 30% per annum utilizing the declining balance method. It provides for a full year’s amortization of these assets in the year of acquisition.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Future removal and site restoration costs — oil and gas properties

Estimated future removal and site restoration costs are provided for using the unit-of-production method based upon estimated gross proven reserves.

(d)	Foreign currency translation

The accounts of the Corporation’s integrated subsidiary have been translated into Canadian dollars on the following basis:

Monetary assets and liabilities at the exchange rate at year-end. Non-monetary assets and liabilities at historical exchange rates. Exchange gains and losses are credited or charged to income in the year incurred.

(e)	Stock option plan

The Corporation has a fixed price stock option plan. No compensation expense is recognized when stock options are issued to or exercised by employees, officers, or directors. Any consideration paid on exercise of stock options by employees, officers, or directors is credited to share capital. Effective January 1, 2002 the Corporation adopted the new Canadian accounting standard for stock-based compensation and other stock-based payments. The standard requires that the Corporation provide pro-forma earnings and pro-forma earnings per share for employee stock option granted, as if the fair value method of accounting for stock-based compensation had been used. The fair value of any stock option grants to non-employees is charged to income during the year.

(f)	Income taxes

The Corporation follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

(g)	Investments

Investments consist of equity securities held for sale and are accounted for using the cost method of accounting. The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

3.	BUSINESS COMBINATION

On March 11, 2003, the Corporation entered into an agreement to acquire a right to purchase 66 2/3% of the issued and outstanding shares of FEI, a Philippine Corporation that has rights to develop two properties located in the Philippines. The Corporation completed this transaction on July 18, 2003 and co-terminously the Corporation exercised its right to acquire 66 2/3% of FEI. The consideration rendered was the issuance of 100,000,000 common shares of the Corporation at an adjusted price of $0.001 per share. The adjusted price per share was determined by management based upon the vendors’ cost of the right to purchase, which approximated $100,000, as management believes there was not a sufficiently active and liquid market for the Corporation’s shares to support their use. In addition, the Corporation undertook to procure funding in the form of an on-demand bridge loan to fund the working capital needs of FEI from November 1, 2002 until the completion of the acquisition, which amounted to approximately US$500,000. The Corporation also agreed to fund FEI’s required property work commitments and overhead for 2003 and 2004 [see Note 9].

The acquisition has been accounted for using the purchase method whereby the assets and liabilities were recorded at their fair market values as at the effective date and the operating results have been included in these consolidated financial statements from the date of acquisition as tabled below:

Net Assets Acquired:
Current assets (including cash $20,203)	$102,938
Property, plant and equipment	7,042,487
Current liabilities	(107,708)
Long-term debt	(6,772,955)
Non-controlling interest	(50,000)

$214,762

Consideration Rendered:
Issuance of 100,000,000 common shares	$100,000
Transaction costs	114,762

$214,762

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

4.	PROPERTY, PLANT AND EQUIPMENT

		Additions /	Accumulated
March 31, 2004	Cost	Disposals	Depreciation	Net book value
Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$919,309		$179,494	$739,815
Well logging equipment and other costs	122,908		43,326	79,582
Deferred exploration costs	8,065,449	167,372	—	8,232,821

	9,107,666		222,820	9,052,218
Office furniture and fixtures	108,435	1,369	83,936	25,868
Transportation equipment	5,532		1,170	4,362

	$9,221,633	$168,741	$307,926	$9,082,448

December 31, 2003
Office furniture and fixtures	$75,799		$65,186	$10,613

Deferred exploration costs incurred prior to the start of commercial operations, net of incidental income. These costs include acquisition costs, direct exploration and development costs and an appropriate portion of related overhead expenditures, and exclude general overhead or administrative expenditures not specifically identified with a particular area of interest.

5.	LONG-TERM DEBT

Long-term debt is non-interest bearing, non-recourse, unsecured and relates to previous funding of the deferred exploration costs by its former parent company (Forum Pacific Inc.). The recovery of these advances is deferred until the Corporation commences to earn revenue out of production from its exploration of the SC40 Cebu and Manila Bay properties, and then repayment shall be at a rate of 50% of the income generated by FEI until fully repaid. The debt has been discounted to a fair market value and the face amount of the debt is P372,044,400 ($9,446,483). The note is subject to accretion and an amount of $81,783 has been recognized at March 31, 2004. Total overhead costs capitalized during the period ended March 31, 2004 totalled $120,226.

6.	SHARE CAPITAL

(a)	Authorized

Unlimited number of Common shares without par value; and Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

6.	SHARE CAPITAL (Continued)

(b)	Issued Common Shares

	Number	Amount
Balance December 31, 2003	135,821,037	$6,771,207
Issued for Cash pursuant to exercise of stock options	435,340	96,591
Issued for services	48,929	12,213

Balance March 31, 2004	136,305,306	$6,880,011

(c)	Warrants

Balance, December 31, 2003	$8,239,000	$467,902
	—	—

Balance, March 31, 2003	$8,239,000	$467,902

(i)	Warrants previously issued totaling 2,539,000 at an exercise price between $0.25 and $0.90 due to expire on March 2, 2004 were further extended to expire on September 2, 2004.

(d)	Options

The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Corporation’s stock on the date of the grant and an option’s maximum term is three years. The options vest immediately. At March 31, 2004 there were 6,973,200 stock options outstanding to purchase common shares at US$0.08 — US$0.43 per share. These options expire on various dates between April 22, 2004 and April 26, 2008.

		Weighted
	Number of	Average
	Options	Exercise
	Exercisable	Price/Share
Outstanding and exercisable December 31, 2003	7,639,790	$0.18
Exercised	(435,340)	$0.22
Cancelled/Expired	(231,250)	$0.31

Outstanding and exercisable March 31, 2004	6,973,200	$0.17

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

6.	SHARE CAPITAL (Continued)

(d)	Options (continued)

The following table summarizes stock options outstanding and exercisable at March 31, 2004:

		Weighted Average
		Remaining Life
Exercise Price	Number of Options	(in years)
$0.10	5,900,000	4
$0.11	23,200	1
$0.15	50,000	1
$0.43	1,000,000	4

	6,973,200	4

The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2004 been recognized as compensation expense based on the estimated fair value of the options on the grant date.

	Year
	2004	2003
Loss for the quarter as reported	$287,801	$1,356,130
Compensation expense	—	765,897

Pro-forma loss for the quarter	$287,801	$2,122,027

Loss per common share as reported	$0.01	$0.01

Pro-forma loss per common share	$0.01	$0.02

The fair value of all options including those disclosed as pro forma compensation expense and warrants were estimated using a Black Scholes option-pricing model and based on the following assumptions:

2004
Dividend yield (%)	0.0
Expected stock price volatility (%)	185
Risk free interest rate (%)	4.9
Expected life of options (years)	1

At March 31, 2004, 15,212,200 shares of common stock were reserved including 6,973,200 shares reserved for issuance under stock option agreements and 8,239,000 reserved for issuance in conjunction with outstanding warrants.

Subsequent to March 31, 2004, 955,700 options were exercised and 937,500 further options were issued with an expiry of April 26, 2008 at an exercise of $0.32 (see note 13).

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

6.	SHARE CAPITAL (Continued)

(e)	Per share amounts

The loss per common share computations is based on the weighted average number of shares outstanding, which was 136.9 million (Year 2003 – 113.7 million). Diluted earnings per share amounts are not recorded, as these amounts would be anti-dilutive.

7.	RELATED PARTY TRANSACTIONS, SHORT-TERM LOANS & BALANCES

(a)	Management and consulting fees:

During the quarter ended March 31, 2004 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $75,113 (2003 — $261,117). Included in accounts payable and accrued liabilities at March 31, 2004, is $83,166 (2003 — $69,673) owed to directors, officers and/or companies controlled by them.

(b)	During March two shareholders of the Corporation arranged to advance up to US$200,000 to FEI to assist with their working capital requirements. The advance is an interest free on demand note to be issued and guaranteed by the Corporation under its commitment to fund the working capital needs of FEI. The loans are short-term and expect to be repaid out of proceeds from the new funding as well as awarding the shareholders bonus shares equivalent to 20% of the amounts advanced.

8.	INVESTMENTS

Investment in Transmeridian Exploration Inc.

During the year ended December 31, 2002 the Corporation recorded a write down totaling $48,372 with respect to its investment in 1,500,000 common shares of Transmeridian Exploration Inc. as management had determined that the carrying value of this investment has become permanently impaired. During the year ended December 31, 2002 the Corporation had sold 1,350,000 common shares of Transmeridian Exploration Inc. for net proceeds totaling $643,326 and recorded a loss on disposal totaling $42,000. During the year ended December 31, 2003 the Corporation sold its remaining interest in Transmeridian Exploration Inc. consisting of 150,000 common shares for net proceeds totaling $27,776 resulting in no gain and no loss.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

9.	COMMITMENTS AND CONTINGENCIES

In 2002 the Corporation, assigned its office lease to a third party. The Corporation is liable for any defaults on payments by this party. The lease expires on May 31, 2004 and the maximum exposure if a default occurred is $16,954 for the remaining lease period from January 1, 2004 to May 31, 2004. As at report date the obligation has expired.

The Corporation must fulfill its commitment to fund 100% of the overheads of FEI plus the implementation of the work program agreed between FEI and the Department of Energy of the Philippines for calendar years 2003 and 2004. This work program for SC40 covers the drilling of another well in the first year plus two additional wells in the second year. Furthermore the Corporation has committed itself to commence development of the Libertad Gas Field. The budget for this development for 2004 for SC40 is approximately US$2 million.

10.	FINANCIAL INSTRUMENTS

(a)	Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as many of the Corporations expenditures are in U.S. dollars and Philippine pesos.

(b)	Credit risk:

The Corporation’s accounts receivable are primarily customers in the oil and gas industry and government agencies and are subject to normal industry credit risks.

(c)	Fair value of financial instruments:

Financial instruments of the Corporation consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, short-term loans, long-term debt and convertible loans. As at March 31, 2004, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

11.	COMPARATIVE INFORMATION

Certain amounts for prior years have been reclassified to conform to the current year’s presentation.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

12.	SUBSEQUENT EVENTS

(i)	On April 7, 2004, the Corporation announced as part of its objective of diversifying sources of energy from oil and gas production, that the company has agreed the terms to acquire The Manguerra Mining and Development Corporation of Cebu, Philippines (Manguerra), subject to completion of formal due diligence and Department of Energy approval. The expected cost of this acquisition would be US$200,000. The Corporation has made a secured loan in the amount of US$50,000 to secure its right to this property.

(ii)	On April 22 2004, the Corporation announced that it had entered into an agreed with AIAK Group to raise $20 million for the development of the Corporation’s petroleum and coal assets. Under the proposed agreement the Corporation will transfer its existing petroleum assets as well as the potential coal mining assets in the Philippines into a new Special Purpose Vehicle (SPV). A valuation of these assets will then be undertaken by independent engineering firms. Based upon this valuation, clients of AIAK Swiss will then purchase a minority interest in the SPV in exchange for US$20 million. It is intended that the SPV will be listed on a stock exchange.

(iii)	On May 6, 2004 the Corporation announced that it has entered into an agreement with Energy Services Group (ESG) Dubai, for the ongoing management and oversight of the Corporation’s exploration and development efforts. ESG has prepared the 2004 Work Programme and Budget for the Corporation’s operating subsidiary, FEI. The budget is for a total of US$4.36 million, and includes the further exploration and development of the Corporation’s Cebu Island contract (SC40) as well as Manila Bay (SC43), and specifically includes the development of the newly discovered Maya Field and the Libertad Gas Field. The majority of the 2004 Work Programme and Budget will be covered through the US$20 million financing that is being arranged through AIAK Swiss in Kuala Lumpur, which was announced in a press release of April 22nd 2004.

(iv)	In May 2004 the members of the Board of Directors exercised 975,000 of their $0.08 options.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)

Management Discussion and Analysis of Financial Condition and Results of Operations
(all funds in Cdn. $ unless otherwise stated)

Dated: May 29, 2004

Overall Performance

During the first quarter of year 2004 ended March 31, 2004, Forum Energy Corporation (“Forum” or the “Company”) continued to focus its efforts on creating shareholder value through the acquisition of, or participation in the development of proven petroleum and coal reserves as well as evaluating other energy project opportunities internationally. Our primary focus at this time is on the Company’s assets and projects in the Philippines.

The Company has drilled three onshore wells on the island of Cebu the Philippines in the 3rd and 4th quarter of 2003 and is preparing to have these wells tested and certified. In addition the Company has acquired a coal mining business in Cebu, in addition to evaluating other farm-in energy-related opportunities in Southeast Asia.

The funding raised on the last private offering of August 2003 has now been utilised by the Company in successful pursuance of the planned activities for the period January 1, 2003 until present.

In order to have adequate resources for future funding for the business, the Company has entered into a Heads of Agreement with a Malaysian/Swiss group, AIAK Swiss to raise US$20 Million to fund the forward development programme. These funds will be contributed into a Special Purposes Vehicle (“SPV”) into which the Company will also contribute its assets based on an independent valuation of the assets. In the meantime the Company has raised working capital in the form of short-term non- interest bearing advances from certain directors and shareholders to fund the business.

Results of Operations

The consolidated accounts show a loss for the quarter ended March 31, 2004 of ($287,801) or ($0.01) per share versus ($1356,130) for 2003 or ($0.10) per share. The results for the quarter ended March 31, 2004 as well as the year ended December 31, 2003 incorporate the activities of the Philippine subsidiary, Forum Exploration, Inc.

Balance Sheet Little change in the Current Assets which now include the assets of Forum Exploration, Inc. The inclusion of the $196,695 short-term demand loans form Shareholders has reduced the working capital of the Company as detailed in the summary of quarterly results.

Changes to Property, plant and equipment

		Additions /	Accumulated
For period ended March 31, 2004	Cost	Disposals	Depreciation	Net book value
Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$919,309		$179,494	$739,815
Well logging equipment and other costs	122,908		43,326	79,582
Deferred exploration costs	8,065,449	167,372	—	8,232,821

	9,107,666		222,820	9,052,218
Office furniture and fixtures	108,435	1,393	83,960	25,868
Transportation equipment	5,532		1,170	4,362

	$9,221,633	$168,765	$307,950	$9,082,448

March 31, 2003

Office furniture and fixtures	$75,799		$65,982	$9,817

Summary of Quarterly Results and Liquidity

The working capital deficit at March 31, 2004 was $482,886 (2003 – deficit $283,714) and shareholders’ surplus was $1,621,730 (2003- $1,808,952). The Company will need to raise additional capital through debt, equity or other offerings to fund its ongoing operations and development. The Company has announced plans to raise US$20 million to fund its long-term objectives. In the short-term management is in discussions with a number of Financial Institutions who have expressed interest in subscribing for convertible debt instruments or equity placements to provide interim funding for approximately US$1 million.

In the meantime the directors and shareholders have provided short-term financing for the Company as working capital to continue its operations. Such financings have been on a non-interest, non-recourse basis. To date directors have contributed US$75,000 through options exercise and a further US$200,000 through short-term loans repayable on demand were advanced by shareholders. The Company has entered into interim arrangements with Manguerra Mining and Development Company as a bridging arrangement pending formal completion of the acquisition of the share capital of Manguerra and to that end it has loaned to Manguerra US$50,000 as a secured demand loan pending the completion of the transaction at which time the balance of US150,000 will become due (total consideration is US$200,000).

Capital Resources

The Company is responsible for meeting the entire working capital requirements for the current year of the oil and gas properties of Forum Exploration, Inc of which the Company now owns 66 2/3 rds. The working capital requirements for the oil and gas operations are based on the work programme agreed between Forum Exploration, Inc and the Department of Energy of the Philippines. The general and administration costs run approximately US$25,000 per month and the work programme exploration requirements have been met for 2003 and 2004.

An additional work programme has been prepared and approved to complete the testing and appraisal of the onshore wells as well as an appraisal of the Libertad gas field which has been budgeted to cost approximately US$892,616 over the coming year. In addition the Company has committed to undertake exploration activities in Manila Bay pursuant to which a seismic programme has been budgeted for US$979,900 over the coming year. These will be funded from the long-term financing mentioned above. In addition the Company will look to farm-in to a producing field in Indonesia.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements in existence as of this date.

Transactions with Related Parties

Related party transactions occurred during the quarter with the following persons:

AMS Limited, transactions totaled $35,580 with an ending balance in accounts payable of $40,014. AMS Limited provide the Corporation with accounting, consulting, corporate secretarial services and director’s fees. David Thompson, Director and CFO is a major shareholder of AMS Limited. AMS Limited fees will continue to grow as the ongoing services accrue additional monthly fees.

Barry Stansfield, Director, transactions totaled $3,953 in connection with directors fees and has a balance in the accounts payable of $30,546 . His director’s fees will continue to accrue at a rate of US$1,000 per month.

David Robinson President and CEO had transactions for the period totalling $23,720. Mr Robinson will continue to accrue directors fees as a well as fees for being the CEO and President.

Larry Youell transacted a total off $7,906 during the period and generates fees as a director as well as additional fees for his role as Chairman of the Board.

Merkwood, which is represented by David Wilson has transacted $3,953 during the period with an ending balance of $14,490. Mr Wilson generates fees as a director of the corporation.

Directors also exercised 937,500 options at $0.08 as detailed in the summary of quarterly results.

Proposed Transactions

Other than what has already been described above there are no further proposed transactions. The Company has already discussed the proposed financing transaction with AIAK of Malaysia/Switzerland. The proposed transaction will require that the Company obtain independent valuations of its assets which will then be contributed to an SPV into which AIAK will raise and invest US$20 million. The Company will receive stock of the SPV in consideration of its contribution. It is the intention to list the SPV on a stock exchange to permit the shares to become tradable.

Critical Accounting Estimates

In the Share purchase agreement to acquire a 66 2/3rds interest in Forum Exploration, Inc the Company acquired an interest in Deferred Exploration Costs in the amount of $14,539,921 (as at June 30, 2003 the date for acquisition accounting purposes). These costs are capitalized development costs prior to the start of commercial operations and can be recovered from the Department of Energy of the Philippines’ share of the production. Management has determined that the fair market value of this debt to be $7,042,487. The initial basis for this evaluation was at 10% for five years. Subsequently management determined the amount should be further written down.

The Company also acquired a long-term debt to a related party, Forum Pacific Inc, in respect to their advance to Forum Exploration, Inc repayment of which is limited to the related party share of cost recovery and revenues from profit oil when commercial production commences from the Company’s oil and gas properties in Cebu and Manila Bay. This loan was incurred when Forum Pacific funded the development costs of Forum Exploration, Inc. At the date of acquisition the loan balance was $13,081,909 which was discounted to a fair market value of $9,446,483. This note is being accreted during the estimated term to repay being seven years in management’s opinion based on a discount rate of 10% p.a.

Looking Forward

This discussion contains “forward looking statements” as per Section 21E of the US Securities and Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated. The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Signed “David Russell Robinson”

David Russell Robinson
President and Chief Executive Officer

BC FORM 51 – 901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☒	Schedule A
	☐	Schedules B & C

ISSUER DETAILS

DATE OF REPORT
NAME OF ISSUER			FOR QUARTER ENDED	YY/MM/DD
Forum Energy Corporation			March 31 2004	2004/05/28

ISSUER ADDRESS
700-2nd St. S. W., Suite 1400

CITY	PROVINCE	POSTAL CODE	ISSUERS FAX NO.	ISSUER TELEPHONE NO.
Calgary	Alberta	T2P 4V5	403-398-1382	403-290-1676

CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
David Thompson			Chief Financial Officer	403-290-1676
CONTACT EMAIL ADDRESS			WEB SITE ADDRESS
dmt@forumenergy.com			www.forumenergy.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“David R. Robinson”	David Russell Robinson	May 28th 2004
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“David Thompson”	David Michael Thompson	May 28th 2004

Consolidated Financial Statements of

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)

(Unaudited)

As at and for the quarter ended March 31, 2004 and 2003

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

Canadian Funds

As at March 31 and for the year ended December 31, 2003

	March 31	December 31
	2004	2003
ASSETS
Current assets
Cash	$50,759	$27,077
Accounts receivable	63,399	76,220
Prepaid expenses	14,116	22,927

	128,274	126,224

Property, plant and equipment [note 4]	9,082,448	8,982,789

	$9,210,722	$9,109,013

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities [note 7]	$414,465	$409,938
Short-Term Loans [note 7]	196,695	—

	611,160	409,938

Long-term debt [note 5]	6,977,832	6,881,989
Non-controlling interest	—	8,533

	6,977,833	6,890,522

	7,588,994	7,300,060

Shareholders’ Equity (Deficiency)
Share capital [note 6]	$7,347,913	$7,239,109
Contributed surplus	517,941	526,167
Deficit	(6,244,124)	(5,956,323)

	1,621,730	1,808,953

	$9,210,722	$9,109,013

Going concern [note 1]
Commitments and contingencies [note 9]
Subsequent events [note 12]

See Accompanying Notes to the Consolidated Financial Statements

ON BEHALF OF THE BOARD:

“David Robinson”	“David Thompson”

Director	Director

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Canadian Funds

	Three Months Ended March 31
	Unaudited
	2004	2003
EXPENSES
General and administration [note 7]	$134,963	$267,446
Depreciation	69,081	—
Accretion on long-term debt [note 5]	81,783	—
Interest expense (income)	949	—
Foreign exchange losses	9,558

	(296,334)	(267,446)
OTHER EXPENSES
Write down of investments [note 8]		(796)

		(267,242)
LOSS BEFORE NON-CONTROLLING INTEREST	(296,334)	(267,242)
Non-controlling interest	8,533	—

NET LOSS FOR THE QUARTER	(287,801)	(267,242)
Deficit, beginning of the year	5,956,323	4,600,193

Deficit, end of the quarter	$6,244,124	$4,868,435

Net loss per common share
- Basic and diluted [note 6]	($0.01)	($0.03)

See Accompanying Notes to the Consolidated Financial Statements

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Funds

	Three Months Ended March 31
	Unaudited
	2004	2003
Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the Quarter	$(287,801)	$(268,242)
Non-cash items included in loss Depreciation	69,081	796
Non-controlling interest	(8,533)	—
Options issued to non-employees	—	5,929
Stock issued for services	3,987
Accretion on long-term debt	81,783	—
Fair Value of ROC Oil warrants charged to interest expense	—	10,060
Exchange gain on ROC Oil loan and short-term loans	—	(31,039)

	(141,483)	(282,496)
Changes in working capital related to operating activities
Accounts receivable	12,821	(1,693)
Prepaid expenses	8,811	(1,074)
Accounts payable and accrued liabilities	4,927	251,416

	(114,924)	(33,847)

INVESTING ACTIVITIES
Additions to properties, plant and equipment, net	(168,741)	—
Proceeds on sale of investments [note 8]		27,776

	(168,741)	27,776

FINANCING ACTIVITIES
Short-term loans	196,695	—
Long-term debt	14,061	—
Issuance of share capital, net of costs [note 6]	96,591	—

	307,347	—

Net increase in cash	23,682	(6,071)
Cash – beginning of the year	27,077	24,376

Cash – end of the year	$50,759	$18,305

Interest paid	$949	$10,060

Taxes paid	$—	$—

See Accompanying Notes to the Consolidated Financial Statements

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

1.	GOING CONCERN

Forum Energy Corporation (the “Corporation”) is incorporated under the laws of Alberta and is engaged primarily in the business of exploration and development of oil and gas reserves and the pursuit of other energy related opportunities. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation’s control.

These consolidated financial statements have been prepared by management on the basis of accounting principles applicable to a going concern. Management believes the going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. The Corporation has experienced significant operating losses and cash outflows from operations in the quarters ended March 31, 2004 and 2003, has a $482,886 working capital deficiency at March 31, 2004 and has no producing properties. The Corporation’s ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

If the going concern assumption were not appropriate for these consolidated financial statements adjustments might be necessary to the carrying values of assets and liabilities and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates relate to determining the recoverability of the Corporation’s property, plant and equipment. While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial Statements and the notes thereto for the year ended December 31, 2003.

(a)	Basis of preparation

These financial statements include the accounts of the Corporation and its subsidiaries, Tracer Petroleum International (“TPI”); TEPCO Ltd. (“TEPCO”) and Forum Exploration Inc. (“FEI”).

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Properties, plant and equipment

The Corporation follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

The costs (including exploratory dry holes) in costs centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. To the extent there are costs, which are not likely to be recovered in the future, they are written-off.

The costs in cost centres from which there will be production will be depleted and depreciated on the unit of production method based on the estimated proved reserves after royalties. Oil and natural gas reserves and production will be converted into equivalent units based upon their estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are excluded from the depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

Oil and natural gas properties are subject to a ceiling test for each cost centre and in each reporting period to determine that the costs of each cost centre are recoverable and do not exceed their estimated future net revenues. Future net revenues are estimated based upon the production of proved reserves at period end prices plus the costs of unproved properties net of impairment allowances, future capital costs, administrative, financing, future removal and site restoration costs and income taxes. If the carrying value of the oil and natural gas properties exceed the estimated future net revenues, a write down is recorded.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized unless such a sale would alter the depletion rate by more than 20%.

Substantially all of the Corporation’s exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Corporation’s proportionate interest in such activities.

The Corporation’s drilling equipment and well logging equipment are recorded at cost upon acquisition and depreciated on a straight-line basis over five years.

The Corporation depreciates its office furniture and fixtures, and transportation equipment at the rate of 30% per annum utilizing the declining balance method. It provides for a full year’s amortization of these assets in the year of acquisition.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Future removal and site restoration costs — oil and gas properties

Estimated future removal and site restoration costs are provided for using the unit-of-production method based upon estimated gross proven reserves.

(d)	Foreign currency translation

The accounts of the Corporation’s integrated subsidiary have been translated into Canadian dollars on the following basis:

Monetary assets and liabilities at the exchange rate at year-end. Non-monetary assets and liabilities at historical exchange rates. Exchange gains and losses are credited or charged to income in the year incurred.

(e)	Stock option plan

The Corporation has a fixed price stock option plan. No compensation expense is recognized when stock options are issued to or exercised by employees, officers, or directors. Any consideration paid on exercise of stock options by employees, officers, or directors is credited to share capital. Effective January 1, 2002 the Corporation adopted the new Canadian accounting standard for stock-based compensation and other stock-based payments. The standard requires that the Corporation provide pro-forma earnings and pro-forma earnings per share for employee stock option granted, as if the fair value method of accounting for stock-based compensation had been used. The fair value of any stock option grants to non-employees is charged to income during the year.

(f)	Income taxes

The Corporation follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

(g)	Investments

Investments consist of equity securities held for sale and are accounted for using the cost method of accounting. The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

3.	BUSINESS COMBINATION

On March 11, 2003, the Corporation entered into an agreement to acquire a right to purchase 66?% of the issued and outstanding shares of FEI, a Philippine Corporation that has rights to develop two properties located in the Philippines. The Corporation completed this transaction on July 18, 2003 and co-terminously the Corporation exercised its right to acquire 66?% of FEI. The consideration rendered was the issuance of 100,000,000 common shares of the Corporation at an adjusted price of $0.001 per share. The adjusted price per share was determined by management based upon the vendors’ cost of the right to purchase, which approximated $100,000, as management believes there was not a sufficiently active and liquid market for the Corporation’s shares to support their use. In addition, the Corporation undertook to procure funding in the form of an on-demand bridge loan to fund the working capital needs of FEI from November 1, 2002 until the completion of the acquisition, which amounted to approximately US$500,000. The Corporation also agreed to fund FEI’s required property work commitments and overhead for 2003 and 2004 [see Note 9].

The acquisition has been accounted for using the purchase method whereby the assets and liabilities were recorded at their fair market values as at the effective date and the operating results have been included in these consolidated financial statements from the date of acquisition as tabled below:

Net Assets Acquired:
Current assets (including cash $20,203)	$102,938
Property, plant and equipment	7,042,487
Current liabilities	(107,708)
Long-term debt	(6,772,955)
Non-controlling interest	(50,000)

$214,762

Consideration Rendered:
Issuance of 100,000,000 common shares	$100,000
Transaction costs	114,762

$214,762

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

4.	PROPERTY, PLANT AND EQUIPMENT

		Additions /	Accumulated
March 31, 2004	Cost	Disposals	Depreciation	Net book value
Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$919,309		$179,494	$739,815
Well logging equipment and other costs	122,908		43,326	79,582
Deferred exploration costs	8,065,449	167,372	—	8,232,821

	9,107,666		222,820	9,052,218
Office furniture and fixtures	108,435	1,369	83,936	25,868
Transportation equipment	5,532		1,170	4,362

	$9,221,633	$168,741	$307,926	$9,082,448

December 31, 2003

Office furniture and fixtures	$75,799		$65,186	$10,613

Deferred exploration costs incurred prior to the start of commercial operations, net of incidental income. These costs include acquisition costs, direct exploration and development costs and an appropriate portion of related overhead expenditures, and exclude general overhead or administrative expenditures not specifically identified with a particular area of interest.

5.	LONG-TERM DEBT

Long-term debt is non-interest bearing, non-recourse, unsecured and relates to previous funding of the deferred exploration costs by its former parent company (Forum Pacific Inc.). The recovery of these advances is deferred until the Corporation commences to earn revenue out of production from its exploration of the SC40 Cebu and Manila Bay properties, and then repayment shall be at a rate of 50% of the income generated by FEI until fully repaid. The debt has been discounted to a fair market value and the face amount of the debt is P372,044,400 ($9,446,483). The note is subject to accretion and an amount of $81,783 has been recognized at March 31, 2004. Total overhead costs capitalized during the period ended March 31, 2004 totalled $120,226.

6.	SHARE CAPITAL

(a)	Authorized

Unlimited number of Common shares without par value; and Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

6.	SHARE CAPITAL (Continued)

(b)	Issued Common Shares

	Number	Amount
Balance December 31, 2003	135,821,037	$6,771,207
Issued for Cash pursuant to exercise of stock options	435,340	96,591
Issued for services	48,929	12,213

Balance March 31, 2004	136,305,306	$6,880,011

(c)	Warrants

Balance, December 31, 2003	$8,239,000	$467,902
	—	—

Balance, March 31, 2003	$8,239,000	$467,902

(i)	Warrants previously issued totaling 2,539,000 at an exercise price between $0.25 and $0.90 due to expire on March 2, 2004 were further extended to expire on September 2, 2004.

(d)	Options

The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Corporation’s stock on the date of the grant and an option’s maximum term is three years. The options vest immediately. At March 31, 2004 there were 6,973,200 stock options outstanding to purchase common shares at US$0.08 — US$0.43 per share. These options expire on various dates between April 22, 2004 and April 26, 2008.

		Weighted
	Number of	Average
	Options	Exercise
	Exercisable	Price/Share
Outstanding and exercisable December 31, 2003	7,639,790	$0.18
Exercised	(435,340)	$0.22
Cancelled/Expired	(231,250)	$0.31

Outstanding and exercisable March 31, 2004	6,973,200	$0.17

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

6.	SHARE CAPITAL (Continued)

(d)	Options (continued)

The following table summarizes stock options outstanding and exercisable at March 31, 2004:

		Weighted Average
		Remaining Life
Exercise Price	Number of Options	(in years)
$0.10	5,900,000	4
$0.11	23,200	1
$0.15	50,000	1
$0.43	1,000,000	4

	6,973,200	4

The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2004 been recognized as compensation expense based on the estimated fair value of the options on the grant date.

	Year
	2004	2003
Loss for the quarter as reported	$287,801	$1,356,130
Compensation expense	—	765,897

Pro-forma loss for the quarter	$287,801	$2,122,027

Loss per common share as reported	$0.01	$0.01

Pro-forma loss per common share	$0.01	$0.02

The fair value of all options including those disclosed as pro forma compensation expense and warrants were estimated using a Black Scholes option-pricing model and based on the following assumptions:

2004
Dividend yield (%)	0.0
Expected stock price volatility (%)	185
Risk free interest rate (%)	4.9
Expected life of options (years)	1

At March 31, 2004, 15,212,200 shares of common stock were reserved including 6,973,200 shares reserved for issuance under stock option agreements and 8,239,000 reserved for issuance in conjunction with outstanding warrants.

Subsequent to March 31, 2004, 955,700 options were exercised and 937,500 further options were issued with an expiry of April 26, 2008 at an exercise of $0.32 (see note 13).

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

6.	SHARE CAPITAL (Continued)

(e)	Per share amounts

The loss per common share computations is based on the weighted average number of shares outstanding, which was 136.9 million (Year 2003 - 113.7 million). Diluted earnings per share amounts are not recorded, as these amounts would be anti-dilutive.

7.	RELATED PARTY TRANSACTIONS, SHORT-TERM LOANS & BALANCES

(a)	Management and consulting fees:

During the quarter ended March 31, 2004 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $75,113 (2003 — $261,117). Included in accounts payable and accrued liabilities at March 31, 2004, is $83,166 (2003 — $69,673) owed to directors, officers and/or companies controlled by them.

(b)	During March two shareholders of the Corporation arranged to advance up to US$200,000 to FEI to assist with their working capital requirements. The advance is an interest free on demand note to be issued and guaranteed by the Corporation under its commitment to fund the working capital needs of FEI. The loans are short-term and expect to be repaid out of proceeds from the new funding as well as awarding the shareholders bonus shares equivalent to 20% of the amounts advanced.

8.	INVESTMENTS

Investment in Transmeridian Exploration Inc.

During the year ended December 31, 2002 the Corporation recorded a write down totaling $48,372 with respect to its investment in 1,500,000 common shares of Transmeridian Exploration Inc. as management had determined that the carrying value of this investment has become permanently impaired. During the year ended December 31, 2002 the Corporation had sold 1,350,000 common shares of Transmeridian Exploration Inc. for net proceeds totaling $643,326 and recorded a loss on disposal totaling $42,000. During the year ended December 31, 2003 the Corporation sold its remaining interest in Transmeridian Exploration Inc. consisting of 150,000 common shares for net proceeds totaling $27,776 resulting in no gain and no loss.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

9.	COMMITMENTS AND CONTINGENCIES

In 2002 the Corporation, assigned its office lease to a third party. The Corporation is liable for any defaults on payments by this party. The lease expires on May 31, 2004 and the maximum exposure if a default occurred is $16,954 for the remaining lease period from January 1, 2004 to May 31, 2004. As at report date the obligation has expired.

The Corporation must fulfill its commitment to fund 100% of the overheads of FEI plus the implementation of the work program agreed between FEI and the Department of Energy of the Philippines for calendar years 2003 and 2004. This work program for SC40 covers the drilling of another well in the first year plus two additional wells in the second year. Furthermore the Corporation has committed itself to commence development of the Libertad Gas Field. The budget for this development for 2004 for SC40 is approximately US$2 million.

10.	FINANCIAL INSTRUMENTS

(a)	Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as many of the Corporations expenditures are in U.S. dollars and Philippine pesos.

(b)	Credit risk:

The Corporation’s accounts receivable are primarily customers in the oil and gas industry and government agencies and are subject to normal industry credit risks.

(c)	Fair value of financial instruments:

Financial instruments of the Corporation consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, short-term loans, long-term debt and convertible loans. As at March 31, 2004, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

11.	COMPARATIVE INFORMATION

Certain amounts for prior years have been reclassified to conform to the current year’s presentation.

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1st Quarter ended March 31, 2004 and year ended December 31, 2003
Unaudited

12.	SUBSEQUENT EVENTS

(i)	On April 7, 2004, the Corporation announced as part of its objective of diversifying sources of energy from oil and gas production, that the company has agreed the terms to acquire The Manguerra Mining and Development Corporation of Cebu, Philippines (Manguerra), subject to completion of formal due diligence and Department of Energy approval. The expected cost of this acquisition would be US$200,000. The Corporation has made a secured loan in the amount of US$50,000 to secure its right to this property.

(ii)	On April 22 2004, the Corporation announced that it had entered into an agreed with AIAK Group to raise $20 million for the development of the Corporation’s petroleum and coal assets. Under the proposed agreement the Corporation will transfer its existing petroleum assets as well as the potential coal mining assets in the Philippines into a new Special Purpose Vehicle (SPV). A valuation of these assets will then be undertaken by independent engineering firms. Based upon this valuation, clients of AIAK Swiss will then purchase a minority interest in the SPV in exchange for US$20 million. It is intended that the SPV will be listed on a stock exchange.

(iii)	On May 6, 2004 the Corporation announced that it has entered into an agreement with Energy Services Group (ESG) Dubai, for the ongoing management and oversight of the Corporation’s exploration and development efforts. ESG has prepared the 2004 Work Programme and Budget for the Corporation’s operating subsidiary, FEI. The budget is for a total of US$4.36 million, and includes the further exploration and development of the Corporation’s Cebu Island contract (SC40) as well as Manila Bay (SC43), and specifically includes the development of the newly discovered Maya Field and the Libertad Gas Field. The majority of the 2004 Work Programme and Budget will be covered through the US$20 million financing that is being arranged through AIAK Swiss in Kuala Lumpur, which was announced in a press release of April 22nd 2004.

(iv)	In May 2004 the members of the Board of Directors exercised 975,000 of their $0.08 options.

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	☐	Schedule A
	☒	Schedules B & C

ISSUER DETAILS

DATE OF REPORT
NAME OF ISSUER			FOR QUARTER ENDED	YY/MM/DD
Forum Energy Corporation			March 31 2004	2004/05/28

ISSUER ADDRESS
700-2nd St. S. W., Suite 1400

CITY	PROVINCE	POSTAL CODE	ISSUERS FAX NO.	ISSUER TELEPHONE NO.
Calgary	Alberta	T2P 4V5	403-398-1382	403-290-1676

CONTACT NAME			CONTACT POSITION	CONTACT TELEPHONE NO.
David Thompson			Chief Financial Officer	403-290-1676
CONTACT EMAIL ADDRESS			WEB SITE ADDRESS
dmt@forumenergy.com			www.forumenergy.com

CERTIFICATE

THE SCHEDULE (S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“David R. Robinson”	David Russell Robinson	May 28th 2004
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED
“David Thompson”	David Michael Thompson	May 28th 2004

SCHEDULE B

1.	a)	General and administrative:

Quarter ended
March 31
2004
$
Foreign exchange loss (gain)	9,558
Interest and bank charges	945
Investor relations	9,472
Shareholder information	407
Management fees	58,033
Office and miscellaneous	1,247
Professional fees	24,785
Consulting expense	39,533
Travel	1,530

145,466

Notes:
Accretion of the long-term debt based on a 10% discount for 7 years. The Company relies on outside consulting support as required. Compensation expenses recognize the cost element of issuing options to directors. Other fees and expenses reflect the changes to the business to accommodate the new development in the Philippines.

b)	Expenditures to non-arms length parties:
Management and consulting fees
See consolidated financial statements for details.

2.	FOR THE QUARTER ENDED MARCH 31, 2004

a)	Securities issued:

						Total	Type of
Date	Security	Type of Issue	Number	Price	Proceeds US$	Consideration	Commission
12/01/04	Common Shares	Exercise of Options	200,000	US$0.14	$28,000.00	Cash	None
14/01/04	Common Shares	Exercise of Options	34,060	US$0.16	$5,449.60	Cash	None
16/01/04	Common Shares	Exercise of Options	67,560	US$0.14	$9,458.40	Cash	None
16/01/04	Common Shares	Exercise of Options	34,970	US$0.16	$5,595.20	Cash	None
04/02/04	Common Shares	Exercise of Options	68,750	US$0.32	$22,000.00	Cash	None
10/02/04	Common Shares	Exercise of Options	30,000	US$0.11	$3,300.00	Cash	None
24/02/04	Common Shares	Issued for services	48,929	US$0.16	$7,800.00	Services Provided	None

3.	AS AT MARCH 31, 2004

a)	Authorized and issued share capital:

		Authorized	Issued
Class	Par Value	Number	Number	Amount
Common	N.P.V.	Unlimited	136,305,306	CAN$7,347,913
Preferred convertible
redeemable voting	N.P.V.	Unlimited	None

b)	Summary of options, warrants, and convertible securities outstanding:

Security	Number	Exercise Price	Expiry Date
Incentive Stock Options
	18,200	$0.11	22-Apr-04
	5,000	$0.11	19-Nov-04
	50,000	$0.15	15 Mar-05
	6,900,000	$0.08	26-Apr-08

	6,973,200

Security	Number	Exercise Price	Expiry Date
Warrants	150,000	$0.90US per warrant if exercised by Sept 3, 2004	2 Sept 2004
Warrants	849,000	$0.25 US per warrant if exercised by Sept 3, 2004	2 Sept 2004
Warrant	1,540,000	$0.25 US per warrant if exercised by Sept 3, 2004	2 Sept 2004

Warrants	5,700,000	$0.08 US per warrant if exercised by April 26, 2008	26 April, 2008

TOTAL	8,239,000

c)	Shares in escrow or subject to pooling:

NIL

d)	List of Directors:

Larry Youell	David Thompson	David Russell Robinson
David Wilson	Barry Stansfield

e)	List of Officers

David Robinson	President and CEO
David Thompson	Chief Financial Officer and Corporate Secretary

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)

Management Discussion and Analysis of Financial Condition and Results of Operations
(all funds in Cdn. $ unless otherwise stated)

Dated: May 29, 2004

Overall Performance

During the first quarter of year 2004 ended March 31, 2004, Forum Energy Corporation (“Forum” or the “Company”) continued to focus its efforts on creating shareholder value through the acquisition of, or participation in the development of proven petroleum and coal reserves as well as evaluating other energy project opportunities internationally. Our primary focus at this time is on the Company’s assets and projects in the Philippines.

The Company has drilled three onshore wells on the island of Cebu the Philippines in the 3rd and 4th quarter of 2003 and is preparing to have these wells tested and certified. In addition the Company has acquired a coal mining business in Cebu, in addition to evaluating other farm-in energy-related opportunities in Southeast Asia.

The funding raised on the last private offering of August 2003 has now been utilised by the Company in successful pursuance of the planned activities for the period January 1, 2003 until present.

In order to have adequate resources for future funding for the business, the Company has entered into a Heads of Agreement with a Malaysian/Swiss group, AIAK Swiss to raise US$20 Million to fund the forward development programme. These funds will be contributed into a Special Purposes Vehicle (“SPV”) into which the Company will also contribute its assets based on an independent valuation of the assets. In the meantime the Company has raised working capital in the form of short-term non- interest bearing advances from certain directors and shareholders to fund the business.

Results of Operations

The consolidated accounts show a loss for the quarter ended March 31, 2004 of ($287,801) or ($0.01) per share versus ($1356,130) for 2003 or ($0.10) per share. The results for the quarter ended March 31, 2004 as well as the year ended December 31, 2003 incorporate the activities of the Philippine subsidiary, Forum Exploration, Inc.

Balance Sheet

Little change in the Current Assets which now include the assets of Forum Exploration, Inc. The inclusion of the $196,695 short-term demand loans form Shareholders has reduced the working capital of the Company as detailed in the summary of quarterly results.

Changes to Property, plant and equipment

		Additions /	Accumulated
For period ended March 31, 2004	Cost	Disposals	Depreciation	Net book value
Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$919,309		$179,494	$739,815
Well logging equipment and other costs	122,908		43,326	79,582
Deferred exploration costs	8,065,449	167,372	—	8,232,821

	9,107,666		222,820	9,052,218
Office furniture and fixtures	108,435	1,393	83,960	25,868
Transportation equipment	5,532		1,170	4,362

	$9,221,633	$168,765	$307,950	$9,082,448

March 31, 2003

Office furniture and fixtures	$75,799		$65,982	$9,817

Summary of Quarterly Results and Liquidity

The working capital deficit at March 31, 2004 was $482,886 (2003 — deficit $283,714) and shareholders’ surplus was $1,621,730 (2003- $1,808,952). The Company will need to raise additional capital through debt, equity or other offerings to fund its ongoing operations and development. The Company has announced plans to raise US$20 million to fund its long-term objectives. In the short-term management is in discussions with a number of Financial Institutions who have expressed interest in subscribing for convertible debt instruments or equity placements to provide interim funding for approximately US$1 million.

In the meantime the directors and shareholders have provided short-term financing for the Company as working capital to continue its operations. Such financings have been on a non-interest, non-recourse basis. To date directors have contributed US$75,000 through options exercise and a further US$200,000 through short-term loans repayable on demand were advanced by shareholders. The Company has entered into interim arrangements with Manguerra Mining and Development Company as a bridging arrangement pending formal completion of the acquisition of the share capital of Manguerra and to that end it has loaned to Manguerra US$50,000 as a secured demand loan pending the completion of the transaction at which time the balance of US150,000 will become due (total consideration is US$200,000).

Capital Resources

The Company is responsible for meeting the entire working capital requirements for the current year of the oil and gas properties of Forum Exploration, Inc of which the Company now owns 66 2/3 rds. The working capital requirements for the oil and gas operations are based on the work programme agreed between Forum Exploration, Inc and the Department of Energy of the Philippines. The general and administration costs run approximately US$25,000 per month and the work programme exploration requirements have been met for 2003 and 2004.

An additional work programme has been prepared and approved to complete the testing and appraisal of the onshore wells as well as an appraisal of the Libertad gas field which has been budgeted to cost approximately US$892,616 over the coming year. In addition the Company has committed to undertake exploration activities in Manila Bay pursuant to which a seismic programme has been budgeted for US$979,900 over the coming year. These will be funded from the long-term financing mentioned above. In addition the Company will look to farm-in to a producing field in Indonesia.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements in existence as of this date.

Transactions with Related Parties

Related party transactions occurred during the quarter with the following persons:

AMS Limited, transactions totaled $35,580 with an ending balance in accounts payable of $40,014. AMS Limited provide the Corporation with accounting, consulting, corporate secretarial services and director’s fees. David Thompson, Director and CFO is a major shareholder of AMS Limited. AMS Limited fees will continue to grow as the ongoing services accrue additional monthly fees.

Barry Stansfield, Director, transactions totaled $3,953 in connection with directors fees and has a balance in the accounts payable of $30,546 . His director’s fees will continue to accrue at a rate of US$1,000 per month.

David Robinson President and CEO had transactions for the period totalling $23,720. Mr Robinson will continue to accrue directors fees as a well as fees for being the CEO and President.

Larry Youell transacted a total off $7,906 during the period and generates fees as a director as well as additional fees for his role as Chairman of the Board.

Merkwood, which is represented by David Wilson has transacted $3,953 during the period with an ending balance of $14,490. Mr Wilson generates fees as a director of the corporation.

Directors also exercised 937,500 options at $0.08 as detailed in the summary of quarterly results.

Proposed Transactions

Other than what has already been described above there are no further proposed transactions. The Company has already discussed the proposed financing transaction with AIAK of Malaysia/Switzerland. The proposed transaction will require that the Company obtain independent valuations of its assets which will then be contributed to an SPV into which AIAK will raise and invest US$20 million. The Company will receive stock of the SPV in consideration of its contribution. It is the intention to list the SPV on a stock exchange to permit the shares to become tradable.

Critical Accounting Estimates

In the Share purchase agreement to acquire a 66 2/3rds interest in Forum Exploration, Inc the Company acquired an interest in Deferred Exploration Costs in the amount of $14,539,921 (as at June 30, 2003 the date for acquisition accounting purposes). These costs are capitalized development costs prior to the start of commercial operations and can be recovered from the Department of Energy of the Philippines’ share of the production. Management has determined that the fair market value of this debt to be $7,042,487. The initial basis for this evaluation was at 10% for five years. Subsequently management determined the amount should be further written down.

The Company also acquired a long-term debt to a related party, Forum Pacific Inc, in respect to their advance to Forum Exploration, Inc repayment of which is limited to the related party share of cost recovery and revenues from profit oil when commercial production commences from the Company’s oil and gas properties in Cebu and Manila Bay. This loan was incurred when Forum Pacific funded the development costs of Forum Exploration, Inc. At the date of acquisition the loan balance was $13,081,909 which was discounted to a fair market value of $9,446,483. This note is being accreted during the estimated term to repay being seven years in management’s opinion based on a discount rate of 10% p.a.

Looking Forward

This discussion contains “forward looking statements” as per Section 21E of the US Securities and Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated. The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Signed “David Russell Robinson”

David Russell Robinson
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David Russell Robinson, President & CEO, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Companies’ Annual and Interim Filings) of FORUM ENERGY CORPORATION (the issuer) for the interim period ending March 31, 2004 quarter.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls for the issuer, and we have:

(a)	designed those disclosure controls and procedures, or caused them to be designed under our supervision, and implemented those disclosure controls and procedures, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared, and that such material information is disclosed within the time periods specified under applicable provincial and territorial securities legislation; and

(b)	designed those internal controls, or caused them to be designed under our supervision, and implement those internal controls, to provide reasonable assurances that the issuer’s financial statements are fairly presented in accordance with generally accepted accounting principles;

5.	I have disclosed, based on my most recent evaluation, to the issuer’s auditors and the audit committee of the issuer’s board of directors or persons performing the equivalent function:

(a)	all significant deficiencies and material weaknesses in the design or operation of internal controls that could adversely affect the issuer’s ability to disclose information required to be disclosed by the issuer under applicable provincial and territorial securities legislation, within the time periods specified under applicable provincial and territorial securities legislation; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal controls; and

6.	I have disclosed in the interim MD&A whether there were significant changes in the issuer’s internal controls or in other factors that could significantly affect internal controls, made during the period covered by the interim filings, including any actions taken to correct significant deficiencies and material weaknesses in the issuer’s internal controls.

Date: May 28, 2004.

“Signed”

David Russell Robinson
President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David Michael Thompson, Vice President & CFO, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Companies’ Annual and Interim Filings) of FORUM ENERGY CORPORATION (the issuer) for the interim period ending March 31, 2004 quarter.

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal controls for the issuer, and we have:

(a)	designed those disclosure controls and procedures, or caused them to be designed under our supervision, and implemented those disclosure controls and procedures, to provide reasonable assurances that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared, and that such material information is disclosed within the time periods specified under applicable provincial and territorial securities legislation; and

(b)	designed those internal controls, or caused them to be designed under our supervision, and implement those internal controls, to provide reasonable assurances that the issuer’s financial statements are fairly presented in accordance with generally accepted accounting principles;

5.	I have disclosed, based on my most recent evaluation, to the issuer’s auditors and the audit committee of the issuer’s board of directors or persons performing the equivalent function:

(a)	all significant deficiencies and material weaknesses in the design or operation of internal controls that could adversely affect the issuer’s ability to disclose information required to be disclosed by the issuer under applicable provincial and territorial securities legislation, within the time periods specified under applicable provincial and territorial securities legislation; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal controls; and

6.	I have disclosed in the interim MD&A whether there were significant changes in the issuer’s internal controls or in other factors that could significantly affect internal controls, made during the period covered by the interim filings, including any actions taken to correct significant deficiencies and material weaknesses in the issuer’s internal controls.

Date: May 28, 2004.

“Signed”

David Michael Thompson
Vice President and Chief Financial Officer